

SÉANCE
*a Victorian Gothic thriller*

*join us at wefunder.com/seance.film*



## Rachel Stander · 2nd
Producer at A Season of Rain
Los Angeles, California, United States · Contact info

500+ connections

A Season of Rain

University of Southern California

## Experience



**Producer**
A Season of Rain
Aug 2018 – Present · 3 yrs 5 mos
Los Angeles, CA

Creating meaningful narrative content, including the independent feature films SCRAP, currently in post-production, and SÉANCE, slated for production in 2022.



**Producer's Assistant**
Fat Baby Pictures
2014 – 2018 · 4 yrs
Los Angeles, CA

Worked with Writer/Director/Producer Stephanie Jackson during development and production of the award-winning digital series, "Does This Baby Make Me Look Fat?".

## Education



**University of Southern California**
Bachelor of Arts, Theatre/Theater
2003 – 2005

Graduated Magna Cum Laude.



**Barnard College**
Coursework toward a Bachelor of Arts, Dance
2000 – 2003

Dean's List. William Pepperell Montague prize for philosophy.